Exhibit 99.1

Husky Energy Delivers Another Quarter of Strong Earnings and Cash Flow

Achieves Key Milestones in Growth Pillars

Calgary, Alberta (November 3, 2011) – Husky Energy Inc. delivered strong results in the third quarter of 2011, with net earnings increasing 100 percent compared to the same period a year ago and cash flow increasing 67 percent. At the same time, the Company achieved important milestones in each of its three growth pillars.

“The quarter marked another period of solid execution against our strategic plan and the financial results demonstrate the business is on course,” said CEO Asim Ghosh. “Activities undertaken to increase near-term production have produced results and our focused integrated business strategy generated substantial value as we continue to benefit from higher margins in Midstream and Downstream operations.”

Strategic growth highlights for the third quarter included sanction of development of the principal fields of the Liwan Gas Project in the Asia Pacific Region, commencement of major construction activity at the Sunrise Energy Project in the Oil Sands, and first production from a pilot program at West White Rose, a satellite field to be developed in the Atlantic Region.

“We were very active with the drill bit in the quarter, taking advantage of improved weather conditions in Western Canada to accelerate our oil and liquids-rich natural gas resource plays,” said Ghosh. “At the same time, our mid and long-term growth projects remain on track to achieve their first production targets.”

Highlights from the third quarter included the following:

•	Net earnings of $521 million, or $0.53 per share (diluted). This compares to net earnings of $261 million, or $0.30 per share, in the third quarter of 2010.

•	Cash flow from operations of $1,326 million, or $1.39 per share (diluted), compared to cash flow of $794 million, or $0.93 per share, in the third quarter of 2010.

•	Total production before royalties averaged 309,100 barrels of oil equivalent per day (boe/day), compared to 288,700 boe/day in the third quarter of 2010.

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First production from a two-well pilot program was achieved at the West White Rose satellite field in September. The pilot wells will assist in refining the development plan for the full West White Rose resource.

•	Engineering contracts were awarded for the next development stage of the Sunrise Energy Project.

•	Development of the principal fields of the Liwan Gas Project was sanctioned. The project in the Asia Pacific Region is proceeding on schedule towards a first production target of 2013/2014.

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Access and benefits agreements were signed with stakeholders in the Central Mackenzie Valley region of the Northwest Territories, establishing terms for proceeding with exploration and development activity on two recently acquired exploration licences.

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Throughput at the Company’s refinery and upgrader operations averaged 310,000 barrels per day (bbls/day), compared to 250,000 bbls/day in the third quarter of 2010. The higher throughput reflects a turnaround that took place at the Lloydminster Upgrader in 2010.

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended			Nine Months Ended
	Sept. 30	June 30	Sept. 30	Sept. 30	Sept. 30
(Cdn $ millions)	2011	2011	2010	2011	2010
1) Daily Production, before royalties
Total Equivalent Production (mboe/d)	309	312	289	310	289
Crude Oil and NGLs (mbbls/d)	207	206	204	209	204
Natural Gas (mmcf/d)	615	632	506	610	511
2) Refinery and Upgrader Throughput (mbbls/d)	310	323	250	313	306
3) Cash Flow from Operations(1)	1,326	1,511	794	4,001	2,387
Per Common Share – Basic ($/share)	1.40	1.68	0.93	4.38	2.81
Per Common Share – Diluted ($/share)	1.39	1.67	0.93	4.34	2.81
4) Net Earnings	521	669	261	1,816	808
Per Common Share – Basic ($/share)	0.55	0.73	0.31	1.98	0.95
Per Common Share – Diluted ($/share)	0.53	0.71	0.30	1.93	0.90
5) Adjusted Net Earnings(1)	503	656	245	1,796	804
Per Common Share – Basic ($/share)	0.53	0.73	0.29	1.97	0.95
Per Common Share – Diluted ($/share)	0.53	0.72	0.29	1.95	0.95
6) Capital Expenditures	1,003	715	874	3,286	2,138
7) Dividend
Per Common Share ($/share)	0.30	0.30	0.30	0.90	0.90

(1)	Cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the MD&A, Section 11 for a reconciliation to the GAAP measure.

Production volumes in the third quarter were in line with annual guidance of 290,000 to 315,000 boe/day. Strong performance from the North Amethyst satellite field in the Atlantic Region and new production from the pilot at West White Rose offset lingering effects of the Rainbow pipeline outage in northern Alberta. The pipeline resumed operations on September 2 and shipments ramped up through the month. Over the course of the third quarter, Husky’s production from the region was reduced by approximately 6,000 boe/day.

Third quarter earnings and cash flow were stronger compared to the year ago quarter, driven by increased production, higher realized crude prices and stronger refining margins. However, unsettled economic conditions did see commodity prices, particularly West Texas Intermediate, weaken compared to the second quarter of 2011.

Average realized crude oil pricing in the third quarter was $77.95 per barrel, compared to $64.28 in the same period of 2010, and $86.90 in the second quarter of 2011. U.S. refining market crack spreads increased in the quarter, with the realized refining margin at U.S. $15.20 per barrel, compared to U.S. $7.77 in the same period of 2010 and $21.37 in the second quarter of 2011.

“Concerns over global economic conditions continue to grow and have increased market volatility,” said CFO Alister Cowan. “Actions undertaken over the past year to enhance our financial flexibility and strengthen our financial position will allow us to carry out our balanced growth strategy through these periods of volatility.”

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KEY AREA SUMMARY AND GROWTH UPDATE:

THE FOUNDATION BUSINESS

•	Western Canada

The Company was active across its portfolio of oil and gas resource plays in the third quarter as it looks to maintain production levels in Western Canada.

Oil Resource Plays

Husky has an extensive Western Canadian oil resource land base of approximately 500,000 acres and is advancing exploration and development of its highest-potential prospects. The Company was active in six oil resource plays during the quarter, drilling 15 wells.

At the Oungre project in the Bakken formation in south central Saskatchewan, four wells were drilled and a further five wells are planned before year-end. A 3-D seismic program is progressing to provide increased coverage of the Company’s holdings at Oungre.

Drilling continued at the Company’s Cardium resource projects at Wapiti and Kakwa in west central Alberta, in the Viking zone of southwest Saskatchewan and central Alberta, and in the Lower Shaunavon zone of southern Saskatchewan.

Gas Resource Plays

Husky’s gas resource land base consists of approximately 900,000 acres. Activities during the quarter were focused on liquids-rich gas resource plays at Ansell, Kaybob and Kakwa.

Ansell, in west central Alberta, has been identified as a core development area for the Company. A preliminary plan has been advanced which could potentially see up to 2,600 Cardium and deeper Mannville formation wells drilled, most of which would be horizontal. In the first nine months, 28 Cardium formation wells and four multi-zone wells were drilled. The Company expects to complete construction of additional offload capacity in the fourth quarter, which is expected to increase total production capacity to over 50 million cubic feet per day (mmcf/day) and 2,000 bbls/day of liquids.

Heavy Oil

The Company has expanded its horizontal drilling program and is accelerating thermal developments in heavy oil. Over time, the target is to achieve an increasingly higher proportion of heavy oil production from long-life thermal projects. Netbacks from the Company’s heavy oil thermal developments are comparable to primary Cold Heavy Oil Production with Sand (CHOPS) production.

Construction of the 8,000 bbls/day South Pikes Peak thermal project is progressing on schedule and was over 73 percent complete at the end of the quarter. The project is within cost estimates and first production is expected in mid-2012. The 3,000 bbls/day Paradise Hill thermal development is progressing on schedule and is approximately 45 percent complete. Paradise Hill is scheduled to become operational in the third quarter of 2012.

A single well pair thermal pilot achieved first oil at the Company’s Rush Lake project in October and the design and planning process for four additional thermal projects commenced.

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GROWTH PILLARS

•	Oil Sands

Phase 1 of the Sunrise Energy Project continues to progress on schedule towards planned first production in 2014. Major construction commenced in the quarter on the central plant facility as well as on a 1,500-person construction camp. More than 500 contractors are now working on site.

To date, drilling has been completed on approximately half of the 49 steam assisted gravity drainage (SAGD) horizontal well pairs planned for Phase 1. Drilling and completion costs are within plan and the full drilling program is expected to be completed in the second half of 2012. Overall, the project remains on budget.

A contract for design basis engineering of the next development stage of the Sunrise Energy Project was awarded in October and front end engineering and design (FEED) is expected to be completed in 2013.

Progress continues at the Tucker Oil Sands Project, with production rates exiting the quarter in excess of 9,000 bbls/day.

•	Atlantic Region

The Company achieved a significant milestone in the planned development of the West White Rose satellite field in the quarter, with first production from a two-well pilot program. The pilot program is designed to assist in refining a full development plan for the West White Rose field.

The North Amethyst satellite development continued to perform well, with average gross production achieving the project design target of 37,000 bbls/day (26,000 bbls/day net to Husky) during the quarter. With the completion of a third water injection well, three production wells and three water injection wells are now on stream.

Drilling commenced on an exploration well in the fourth quarter to test the Fiddlehead prospect, located south of the Terra Nova field. Husky holds a 50 percent working interest in the well.

•	Asia Pacific Region

Husky sanctioned development of the principal fields of the Liwan Gas Project – Liwan 3-1 and Liuhua 34-2. The project, which is being jointly developed with China National Offshore Oil Corporation (CNOOC), aims to bring to market at least three significant natural gas discoveries on Block 29/26 in the South China Sea.

Sanction follows the recent filing of an Overall Development Plan (ODP) with Chinese government authorities and the signing of a gas sales agreement for volumes from Liwan 3-1. The project is proceeding on schedule towards first gas delivery in 2013/2014. Production from the Liwan 3-1 and Liuhua 34-2 fields is expected to ramp up through 2014 towards a rate above 300 mmcf/day. Once the Liuhua 29-1 field is approved and developed, the project is expected to reach gross production of approximately 500 mmcf/day in the 2015 timeframe. Exploratory drilling continued on Block 29/26 in the third quarter with the drilling of the Liuhua 32-1-1 well. Husky has a 49 percent ownership interest in production from the block.

Husky is proceeding with plans to achieve first gas production from its Madura Straits Block discoveries offshore Indonesia. Tendering of equipment and services for the Madura BD field development is underway and first gas production is expected in 2014. The MDA-4 exploration well, which was drilled during the quarter, confirmed additional gas resources in the MDA field. The well tested at an equipment-restricted rate of 18.7 mmcf/day. A Plan of Development for the MDA field is expected to be filed in 2012.

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MIDSTREAM / DOWNSTREAM

Husky continues to leverage the strength of its focused integrated business strategy. With refining capacity in the Midwest (PADD II) market, Husky is able to mitigate volatility in earnings and cash flow from differentials and refining crack spreads.

The Company’s Midstream and Downstream segments generated substantial value in the quarter with strong throughput rates and higher refining margins compared to the same period a year earlier. The U.S. Downstream business contributed $81 million to earnings, compared to net earnings of $1 million a year earlier. However, results were impacted by the availability of West Texas Intermediate-priced feedstock and declining crude oil prices.

A scheduled minor turnaround for maintenance and inspection was completed at the Lloydminster Upgrader in early October. The turnaround was completed in 42 days, during which time the Upgrader operated at approximately 80 percent capacity. A planned 20-day turnaround at the Lima Refinery was also completed in the quarter to replace a reactor catalyst in the isocracker unit, during which time the refinery operated at approximately 85 percent capacity.

The Toledo Refinery will undergo two minor turnarounds in the fourth quarter, which are scheduled to last 14 days and 25 days, during which time throughput will be reduced to approximately 93 percent of normal levels.

CORPORATE DEVELOPMENTS

As previously disclosed, the Company will proceed with an offstation for the SeaRose Floating Production, Storage and Offloading (FPSO) vessel in the second quarter of 2012. The offstation, which will address maintenance of the vessel’s propulsion system, is expected to last approximately 125 days. Production from the Company’s White Rose, North Amethyst, and West White Rose fields will be shut-in during the offstation. The impact to Husky’s production, averaged over the entire year, is forecast to be about 12,000 bbls/day.

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three month period ending September 30, 2011. The dividend will be payable on January 3, 2012, to shareholders of record at the close of business on November 25, 2011.

A regular quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period October 1, 2011 to December 31, 2011. The dividend of $0.27813 per Series 1 Preferred Share will be payable on January 3, 2012 to holders of record at the close of business on Nov. 25, 2011.

CONFERENCE CALL

A conference call will take place on November 3, at 10 a.m. (12 p.m. Eastern Time) to discuss Husky’s third quarter results. To listen live to the conference call, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO, Terrance Kutryk, VP, Midstream & Refined Products and Bob Baird, VP, Downstream, will participate in the call. To listen to a recording of the call, available at 12 p.m. (Mountain Time) November 3, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010
Passcode:	2658 followed by the # sign
Duration:	Available until December 3, 2011

An audio webcast of the call will also be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENT

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Certain statements in this document are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “forecast,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts and are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to: 2011 production guidance; evaluation, drilling and development plans for the Company’s Oungre project; development and drilling plans and anticipated timing of and rates of increased production capacity at Ansell; the targeted proportion of heavy oil production from long-life thermal projects; anticipated timing of production for South Pikes Peak; anticipated timing for completion of the Paradise Hill development; design and planning of four thermal projects for the Company’s heavy oil assets; implementation of Phase I plans, anticipated timing of production and development plans for subsequent phases of the Sunrise Energy Project; anticipated rates and timing of production for Liwan 3-1, Liuhua 34-2 and Liuhua 29-1; development plans and anticipated timing of production for the Madura Straits Block offshore Indonesia; anticipated timing of submission of the Plan of Development for the MDA field offshore Indonesia; scheduled turnarounds at the Company’s Toledo refinery; and scheduled offstation of the SeaRose FPSO and its estimated impact to average daily production.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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Disclosure of Oil and Gas Information

The Company uses the term barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis	Colleen McConnell
Manager, Investor Relations	Corporate Communications
Husky Energy Inc.	Husky Energy Inc.
403-298-6817	403-298-7088

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